Schering AG increases sales and profit in the first quarter 2006

- Net sales: +12% (organic)
- Earnings per share: +21%
- Operating margin: 20% (after adjusting for one-time effects)
- YAZ(r) launched in the U.S.

Berlin, April 19, 2006 - The Schering AG Group (FSE: SCH, NYSE: SHR) achieved an organic net sales increase of 12% in the first quarter of 2006 based on preliminary figures. Furthermore, net sales were positively affected by exchange rate fluctuations. In comparison to the previous year's figure, net sales increased by 16% to EUR 1,406 million.

Betaferon(r) and Yasmin(r) were the main growth drivers. Net sales of Betaferon (trade name in the U.S. and Canada: Betaseron(r)) increased by 23% currency adjusted and amounted in total to EUR 232 million in the first quarter.
Once again, Schering AG achieved strong growth with Yasmin, increasing by 34% currency adjusted. In total, net sales of Yasmin amounted to EUR 180 million.

Schering AG anticipates an operating profit in the amount of EUR 240 million (+4%) for the first quarter of 2006 (+4%). Without adjusting for one-time effects relating to divestitures and takeover offers, the operating profit amounted to approximately EUR 280 million (+22%). This corresponds to an operating margin of 20%. Net profit will amount to EUR 174 million (+21%) based on preliminary figures. This corresponds to an increase in earnings per share of EUR 0.92 (+21%).

"The strong net sales increase in the first quarter is the continued reflection of our dynamic growth trend of the last year", said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. "These excellent figures will propel us towards reaching our set goals for 2006."
In the course of exploiting the blockbuster potential of the Yasmin product family, Schering AG today launched the new oral contraceptive, YAZ(r), in the U.S. market. YAZ is the first low-dosed oral contraceptive with the innovative progestin drospirenone in combination with a new dosing regimen.

Schering AG will publish the complete Interim Report for the first quarter of 2006 on April 26, 2006.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Jost Reinhard, T: +49-30-468 15062, jost.reinhard@schering.de